SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

(Amendment No.             )

FUTRONIX GROUP, INC.

(Name of Issuer)

COMMON STOCK, $.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

36113T104

(CUSIP Number of Class of Securities)

John N. Giordano, Esq., 220 South Franklin St.,

TAMPA, FLORIDA 33602 (813) 224-9255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

APRIL 9, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐.

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO. 36113T104	13D	Page 2 of 19 Pages

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Rande W. Newberry

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Rande W. Newberry; U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                Rande W. Newberry; 3,341,750

  8.    Shared Voting Power

                Rande W. Newberry; -0-

  9.    Sole Dispositive Power

                Rande W. Newberry; 3,341,750

10.    Shared Dispositive Power

                Rande W. Newberry; -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Rande W. Newberry; 3,341,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount of Row (11) Rande W. Newberry; 33.41% *(calculated as of the event date, April 9, 2002)

14.	Type of Reporting Person Rande W. Newberry; IN

CUSIP NO. 36113T104	13D	Page 3 of 19 Pages

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $.0001 par value, of FUTRONIX GROUP, INC., f/k/a Fourthcai, Inc., a Nevada corporation (“Futronix”). The address of the principal executive office of Futronix is 1760 S. Dimensions Terrace, Homasassa, FL 34448.

Item 2.	Identity and Background.

Information with respect to Rande W. Newberry.

Item 2(a).	Name:

This Schedule 13D is filed by Rande W. Newberry.

Item 2(b).	Residence address:

2 South Balsam Court Homosassa, Florida 34446

Item 2(c).	Occupation:

Rande W. Newberry is the Vice President, Secretary and Treasurer of Futronix. Frutronix, Inc., a subsidiary of Futronix, is an ISO 9002-certified consignment and turnkey contract electronics manufacturer. Frutronix, Inc. provides engineering support, design, production and in-circuit testing services, as well as full turnkey box build manufacturing for both consumer products and commercial applications. Futronix, Inc. has customers throughout the United States. The address of the principal executive office of Futronix is 1760 S. Dimensions Terrace, Homasassa, FL 34448.

Item 2(d).	Criminal proceedings:

None

Item 2(e).	Civil proceedings:

None

Item 2(f).	Citizenship:

U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 20, 2002, the Board of Directors of Futronix, Inc., a Florida corporation, and all of the shareholders of Futronix, Inc. approved and agreed to the transfer of all of the issued and outstanding shares of Futronix, Inc. to Futronix (then known as FourthCai, Inc.) in exchange

CUSIP NO. 36113T104	13D	Page 4 of 19 Pages

for 9,299,500 newly issued shares of Futronix common stock, with such transfer to be effective as of April 9, 2002, all pursuant to the terms of an Agreement and Plan of Reorganization among Futronix, Futronix, Inc., all of the shareholders of Futronix, Inc., and Corporate Architects, Inc., a Nevada corporation (the “Reorganization”).

On April 1, 2002, the First Article of the Articles of Incorporation of Futronix, which was then known as FourthCai, Inc., was amended, changing the name of FourthCai, Inc. to its present name, Futronix Group, Inc.

On April 9, 2002, the effective date of the Reorganization, a change in control of Futronix occurred. Futronix acquired 100% of the issued and outstanding stock of Futronix, Inc. in exchange for the issuance to the former shareholders of Futronix, Inc. of 9,299,500 shares of Futronix common stock. Immediately prior to this stock exchange transaction, the majority shareholder of Futronix approved and completed a reverse stock split that reduced the number of issued and outstanding shares of Futronix from 5,040,000 shares to 700,000 shares.

The result of these transactions was to cause the shareholders of Futronix who owned 5,040,000 shares before the transactions, to own 700,000 shares of Futronix after the transactions, and the shareholders of Futronix, Inc. to own 9,299,500 shares of Futronix after the transactions.

Item 4.	Purpose of Transaction.

The purpose of the Reorganization was to allow Futronix, Inc. to become a public reporting company thereby causing its shares to be qualified to trade in the domestic secondary markets.

(a) The purpose of the Reorganization was to allow Futronix, Inc. to become a public reporting company thereby causing its shares to be qualified to trade in the domestic secondary markets.

(b) The purpose of the Reorganization was to allow Futronix, Inc. to become a public reporting company thereby causing its shares to be qualified to trade in the domestic secondary markets.

(c) Not applicable.

(d) In connection with the Reorganization, the Futronix Board of Directors accepted the resignation of Mr. Edmond Lonergan as a director and officer of Futronix. Mr. Rande W. Newberry was appointed to fill the vacancy on the Board left by Mr. Lonergan’s resignation. Concurrently therewith, Mr. Nevin C. Jenkins was elected President and Chief Executive Officer of Futronix, and Mr. Newberry was elected Vice President, Secretary and

CUSIP NO. 36113T104	13D	Page 5 of 19 Pages

Treasurer. In connection with the Reorganization, the composition of the Board of Directors of Futronix was changed. Accordingly, the current Board of Directors consists of the following two members with no vacancies: Rande W. Newberry and Nevin C. Jenkins.

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

(i) Not applicable.

(j) Not applicable.

Item 5.	Interest in Securities of Futronix Group, Inc.

(a) See Items 11 and 13 of the cover page attached hereto.

(b) See Items 7, 8, 9, and 10 of the cover page attached hereto.

(c) During the sixty days preceding the filing of this Schedule 13D, other than the transactions of stock reported on this Schedule 13D, Rande W. Newberry has not effected any transactions of the stock of Futronix.

Sub-items (d) and (e) are not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Futronix Group, Inc.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Agreement and Plan of Reorganization, dated as of March 20, 2002, among Futronix Inc., FourthCai, Inc., the shareholders of Futronix, Inc. and Corporate Architects, Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2003	/s/ Rande W. Newberry
Rande W. Newbery

CUSIP NO. 36113T104	13D	Page 6 of 19 Pages

EXHIBIT A TO SCHEDULE 13D

CUSIP NO. 36113T104	13D	Page 7 of 19 Pages

AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization (“Agreement”) is entered into among Futronix, Inc. (“FTI”), a Florida corporation, FourthCai, Inc. a Nevada corporation (“CAI”), the person(s) listed in Exhibit A hereof (the “Shareholders”), and Corporate Architects, Inc., a Nevada corporation (“CAI Shareholder”). The Shareholders are the owners of record of all of the issued and outstanding stock of FTI.

Whereas, CAI wishes to acquire, and the Shareholders wish to transfer, all of the issued and outstanding shares of stock of FTI to CAI, in exchange for shares of CAI as provided below, in a transaction intended to qualify as a reorganization within the meaning of 368(a)(1)(B) of the Internal Revenue Code 1986, as amended.

THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby adopt this plan of reorganization and agree as follows:

1. EXCHANGE OF STOCK.

1.1. NUMBER OF SHARES. The Shareholders agree to transfer to CAI at the Closing (defined below) all of the shares of the stock of FTI (the “FTI Stock”), in exchange for CAI’s issuance of 9,299,500 shares of the common stock of CAI (the CAI Stock”) which will be 92.9996% of the outstanding common stock of CAI.

1.2. EXCHANGE OF CERTIFICATES. Each holder of a certificate or certificates evidencing ownership of FTI Stock FTI Stock shall surrender such certificate(s) for cancellation to CAI, and shall receive from CAI in exchange a certificate or certificates representing the number of full shares of CAI Stock into which the shares of FTI Stock represented by the certificate or certificates so surrendered shall have been converted. The transfer of FTI Stock by the Shareholders shall be effected by the delivery to CAI at the Closing of certificates evidencing ownership of the FTI Stock endorsed in blank or accompanied by stock powers executed in blank by each certificate’s owner.

1.3. FRACTIONAL SHARES. Fractional shares of CAI Stock shall not be issued, but in lieu thereof CAI shall round up fractional shares to the next highest whole number.

1.4. FURTHER ASSURANCES. At the Closing and from time to time thereafter, the parties shall execute such additional instruments and take such other action as the Parties may request in order to effectuate this Agreement.

1.5. AMENDMENTS TO THE ARTICLES OF INCORPORATION. Promptly after the Closing, CAI shall amend its Articles of Incorporation changing its name to Futronix Group, Inc.

2. RATIO OF EXCHANGE. The FTI Stock owned by the Shareholders, and the shares of CAI Stock that each owner of FTI Stock will receive, are set out in Exhibit A.

CUSIP NO. 36113T104	13D	Page 8 of 19 Pages

3. CLOSING.

3.1. TIME AND PLACE. The Closing contemplated herein shall be held as soon as practicable at the offices of FourthCai, Inc., 10245 E. Via Linda, Suite 220 Scottsdale, AZ unless FTI and CAI agree upon another place or time in writing. All proceedings to be taken and all documents to be executed at the Closing shall be deemed to have been taken, delivered and executed simultaneously, and no proceeding shall be deemed taken nor documents deemed executed or delivered until all have been taken, delivered and executed. The date of Closing may be accelerated or extended by agreement of FTI and CAI. Each party shall bear its own expenses associated herewith, including without limitation attorney and paralegal fees and costs; provided, however, that CAI Shareholder shall be responsible for all CAI expenses associated herewith.

3.2. FORM OF DOCUMENTS. Except for certificates evidencing ownership of FTI Stock, original copies of which must be delivered to CAI with original signatures thereon, and except for certificates evidencing CAI Stock into which the FTI Stock is to be exchanged, original copies of which must be delivered to Shareholders with original signatures thereon, any copy, facsimile telecommunication or other reliable reproduction of a writing or transmission required by this Agreement or any signature required thereon may be used in lieu of an original writing or transmission or signature for any and all purposes for which the original could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission or original signature.

4. UNEXCHANGED CERTIFICATES. Until surrendered, each outstanding certificate that, prior to the Closing, evidences ownership of FTI Stock shall be deemed for all purposes, other than the payment of dividends or other distributions, to evidence ownership of the number of shares of CAI Stock into which it was converted. No dividend or other distribution shall be paid to the holders of certificates of FTI Stock until presented for exchange at which time any outstanding dividends or other distributions shall be paid. No owner of FTI Stock shall be entitled to encumber, pledge or transfer the FTI Stock unless and until all certificates evidencing ownership of the FTI Stock have been exchanged for certificates evidencing ownership of CAI Stock as provided above.

5. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS. Each Shareholder represents and warrants to CAI and CAI Shareholder as follows:

5.1. TITLE TO SHARES. The Shareholder is the owner, free and clear of any liens and encumbrances, of the number of shares of FTI Stock which are listed in Exhibit A and which he has contracted to exchange.

5.2. LITIGATION. There is only the Salient CyberTech, Inc. litigation or proceeding pending or to Shareholder’s knowledge threatened, against or relating to shares of FTI held by the Shareholder.

CUSIP NO. 36113T104	13D	Page 9 of 19 Pages

5.3 ISSUED AND OUTSTANDING SHARES. The FTI Stock listed in Exhibit A is all of the issued and outstanding stock of FTI.

5A REPRESENTATIONS AND WARRANTIES OF CAI SHAREHOLDER. CAI Shareholder represents and warrants to FTI and the Shareholders as follows:

5.1A TITLE TO SHARES. CAI Shareholder and each other CAI shareholder is the owner, free and clear of any liens and encumbrances subject to lockup agreements, of the number of shares of CAI Stock which is listed in Exhibit B.

5.2A LITIGATION. There is no litigation or proceeding pending or to CAI Shareholder’s knowledge threatened, against or relating to shares of CAI held by CAI Shareholder.

6. REPRESENTATIONS AND WARRANTIES OF CAI AND CAI SHAREHOLDER. CAI and CAI Shareholder, jointly and severally, represent and warrant to FTI and each Shareholder as follows:

6.1 CORPORATE STATUS. CAI is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada and is licensed or qualified as a foreign corporation in all states in which the nature of its business or the character or ownership of its properties makes such licensing or qualification necessary.

6.2 CAPITALIZATION. As of the date hereof, the authorized capital stock of CAI consists of no shares of preferred stock, and 100,000,000 Shares of Common Stock, of which five million forty thousand (5,040,000) shares of Common Stock are issued and outstanding. At or prior to the Closing, CAI will cause its shareholders to complete a reverse stock split which will cause there to be only 700,000 shares of Common Stock issued and outstanding when the exchange contemplated hereby occurs. Following the completion of the exchange contemplated hereby, each of the issued and outstanding shares of CAI Stock will be duly authorized, validly issued, fully paid, non-assessable and not subject to preemptive rights created by statute, CAI’s charter documents or any agreement to which CAI is a party or by which it is bound.

6.3 SUBSIDIARIES. CAI has no subsidiaries.

6.4 BUSINESS OPERATIONS. CAI, at no time, has ever engaged in any form of business activity regardless of nature.

6.5 LITIGATION. There is no litigation or proceeding pending, or to the representing party’s knowledge threatened, against or relating to CAI, its properties or business.

6.6 CONTRACTS. CAI is not a party to any material contract other than this Agreement.

6.7 NO VIOLATION. Execution of this Agreement and performance by CAI hereunder have been duly authorized by all requisite corporate action on the part of CAI, and this Agreement constitutes a valid and binding obligation of CAI and performance hereunder will not

CUSIP NO. 36113T104	13D	Page 10 of 19 Pages

violate any provision of any charter, bylaw, indenture, mortgage, lease, or agreement, or any order, judgment, decree, law, or regulation to which any property of CAI is subject or by which CAI is bound.

6.8 TAXES. CAI has filed in correct form all federal, state, and other tax returns of every nature required to be filed by it and has paid all taxes as shown on such returns and all assessments, fees and charges received by it to the extent that such taxes, assessments, fees and charges have become due. CAI has also paid all taxes which do not require the filing of returns and which are required to be paid by it. To the extent that tax liabilities have accrued, but have not become payable, they have been adequately reflected as liabilities on the books of CAI and are reflected in the financial statements furnished hereto.

6.9 TITLE TO PROPERTY. CAI has good and marketable title to all properties and assets, real and personal, reflected in CAI’s Financial Statements, except as since sold or otherwise disposed of in the ordinary course of business, and CAI’s properties and assets are subject to no mortgage, pledge, lien, or encumbrance, except for liens shown therein, with respect to which no default exists.

6.9.1 NO MATERIAL LIABILITIES. CAI has no liabilities in excess of $1,000.00.

6.10 TITLE TO STOCK. CAI has full right, power and authority to issue the CAI Stock, free and clear of all encumbrances. Upon delivery and exchange of the CAI Stock for the FTI Stock as contemplated herein, the Shareholders will acquire good and marketable title to the CAI Stock, free and clear of any and all liens and encumbrances arising through CAI, and the CAI Stock will be fully paid and non-assessable.

6.11 CORPORATE AUTHORITY. CAI has full corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, and will deliver at the Closing a certified copy of resolutions of its board of directors authorizing execution of this Agreement by its officers and performance thereunder.

6.12 INVESTMENT INTENT. CAI is acquiring the FTI shares to be transferred to it under this Agreement for investment and not with a view to, or for resale in connection with, distribution or other disposition thereof, except for such dispositions that are effected in compliance with the Securities Act of 1933, as amended, the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

6.13 NO APPROVALS. The execution and delivery of this Agreement by CAI does not, and the performance of this Agreement will not require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, either domestic or foreign, other than any such consents, approvals, authorizations or permits that have been obtained or such filings or notifications that have been made.

CUSIP NO. 36113T104	13D	Page 11 of 19 Pages

6.14 NO RESTRICTIONS OF SECURITIES. Other than this Agreement, CAI is not a party to any agreement creating rights in any person or entity with respect to shares of its capital stock or relating to the voting of shares of its capital stock on any matter.

6.15 OPTIONS, ETC. Other than this Agreement, there are no outstanding options, warrants or other rights (including registration rights), agreements, arrangements or commitments of any kind or nature whatsoever to which CAI is a party that require CAI to purchase, acquire or convert any shares of its capital stock or other equity securities, nor is CAI a party to or subject to any other agreement or right (preemptive, contractual or otherwise) to grant, issue or sell any such shares of its capital stock of, or any other equity interests in CAI, by sale, lease, license or otherwise.

6.16 SEC DOCUMENTS. Through the date of Closing, CAI has filed with the Securities and Exchange Commission (“SEC”) all reports, forms, schedules and statements and other documents required to be filed by it (“the SEC Documents”). As of the respective filing dates, the SEC Documents complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and none of the SEC Documents contained any untrue statement of a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.17 FINANCIAL STATEMENTS. The financial statements included in the SEC Documents complied, as of their respective filing dates as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principals (“GAAP”) (except, in the case of un-audited statements) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of CAI as of the date thereof and the results of its operations and cash flows for the periods then ended. Since the financial statement date, CAI has not: (i) incurred any obligation or liability, except current liabilities incurred in the ordinary course of business; (ii) declared or made any shareholder payment or distribution or purchased or redeemed any of its securities or agreed to do so; (iii) mortgaged, pledged, subjected to lien, charge, or encumbrance, or granted a security interest in, any of its assets, tangible or intangible; (iv) suffered any damage, destruction, or loss (whether or not covered by insurance) affecting its properties, business, or prospects, or waived any rights of substantial value; (v) entered into any transaction other than in the ordinary course of business; or (vi) suffered, or have pending, any adverse change in, or event or condition adversely affecting the condition (financial or otherwise) of properties, assets, liabilities, business, or prospects of Company.

6.18 COMPLIANCE WITH INSTRUMENTS AND LAW. CAI is not in violation or default of any term or provision of any charter, bylaw, mortgage, indenture, contract, agreement, instrument, judgment, decree, order, statute, rule, regulation or law, which would adversely affect CAI or its assets or properties, and the execution, delivery and performance hereof will not result in any such violation or default or result in the creation of any mortgage, lien,

CUSIP NO. 36113T104	13D	Page 12 of 19 Pages

encumbrance or charge upon any of the properties or assets of CAI pursuant to any such term or provision, which would adversely affect CAI or its assets or properties.

6.19 Disclosure. No representation or warranty by CAI or CAI Shareholder herein or in any writing attached hereto, contains or will contain any untrue statement of material fact or omit any material fact (of which they or any of them have/has knowledge or notice) required to make the statements herein or therein contained not misleading.

7. CONDUCT OF CAI PENDING THE CLOSING.

CAI and CAI Shareholder, jointly and severally, covenant that between the date of this Agreement, and the Closing:

7.1. No change will be made in the charter documents, by-laws, or other corporate documents of CAI.

7.2. CAI and CAI Shareholder will use diligent efforts to maintain and preserve the CAI business organization, employee relationships and goodwill intact, and will not enter into any material commitment except in the ordinary course of business.

7.3 None of CAI Shareholder or any other CAI shareholder will sell, transfer, assign, hypothecate, lien, or otherwise dispose of or encumber the CAI shares of common stock owned by them.

7.4 Neither of CAI nor CAI Shareholder will take any action, or omit to take any action, the effect of which would reasonably be expected to cause any of the representations and warranties contained in this Agreement to be inaccurate as of the Closing, or any time prior thereto, authorize any of the foregoing, or enter into any contract to do any of the foregoing.

7.5 Each of CAI and CAI Shareholder will provide all reasonable assistance to and shall cooperate with FTI and the Shareholders to bring about the consummation of this Plan of Reorganization in accordance with the terms and conditions of this Agreement.

7A. CONDUCT OF FTI PENDING THE CLOSING

FTI and the Shareholders, jointly and severally, covenant that between the date of this Agreement, and the Closing:

7A.1. None of the Shareholders will sell, transfer, assign, hypothecate, lien, or otherwise dispose of or encumber the FTI Stock owned by any of them.

7A.2 None of the Shareholders shall take any action, or omit to take any action, the effect of which would reasonably be expected to cause any of the representations and warranties contained in this Agreement to be inaccurate as of the Closing or any time prior thereto, authorize any of the foregoing, or enter into any contract to do any of the foregoing.

CUSIP NO. 36113T104	13D	Page 13 of 19 Pages

7A.3 Each of the Shareholders shall provide all reasonable assistance to and shall cooperate with CAI, CAI Shareholder and with each other to bring about the consummation of this Plan of Reorganization in accordance with the terms and conditions of this Agreement.

8. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SHAREHOLDERS

The Shareholders’ obligations to consummate this exchange shall be subject to fulfillment on or before the Closing of each of the following conditions, unless waived in writing by the Shareholder as appropriate:

8.1. CAI’S AND CAI SHAREHOLDER’S REPRESENTATIONS AND WARRANTIES. The representations and warranties of CAI and CAI Shareholder set forth herein or any other document delivered to the Shareholder at the Closing in connection with this Agreement shall be true and correct in all material respects on and as of the Closing as though made at and as of that date.

8.2. CAI’S AND CAI SHAREHOLDER’S COVENANTS. CAI and CAI Shareholder shall have performed and complied in all material respects with all covenants, obligations and agreements to be performed or complied with by it on or before the Closing as required by this Agreement.

8.3. BOARD OF DIRECTOR APPROVAL. The Board of Directors and shareholders of CAI shall have approved this Agreement.

8.4. SUPPORTING DOCUMENTS OF CAI. CAI shall have delivered to the Shareholders supporting documents in a form and substance reasonably satisfactory to the Shareholders, to the effect that:

(a) CAI is a corporation duly organized, validly existing, and in good standing;

(b) CAI is a corporation duly organized, validly existing, and in good standing;

(c) Certified copies of the resolutions of the board of directors of CAI authorizing the execution of this Agreement and consummation hereof;

(d) Secretary’s Certificate of incumbency of the officers and directors of CAI;

(e) Any document as may be specified herein or required to satisfy the conditions, representations and warranties enumerated elsewhere herein or as may be reasonably requested by Shareholders or their counsel; and

(f) Opinion of Counsel to CAI, addressing matters customary in the transactions contemplated hereby, addressed to FTI and the Shareholders and dated as the Closing in a form and content reasonably acceptable to FTI, the Shareholders and its/their counsel.

CUSIP NO. 36113T104	13D	Page 14 of 19 Pages

8.5 NO ORDER. No governmental entity, agency or authority or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order which is in effect and which restricts, prevents or prohibits consummation of any transaction contemplated in this Agreement.

8.6 NO CHALLENGE. There shall not be pending or overtly threatened any judicial or administrative action, proceeding or investigation by any governmental entity challenging or seeking damages in connection with the transaction contemplated hereby or seeking to restrain or prohibit the consummation of this Plan of Reorganization.

8.7 GOVERNMENT CONSENTS. All consents, waivers, approvals and authorizations required to be obtained, and all filings or notices required to be made by CAI prior to consummation of the transaction contemplated in this Agreement shall have been obtained from and made with all required governmental entities, and all requirements of law shall have been satisfied.

8.8 RESIGNATIONS. All directors of CAI shall have resigned at or prior to the Closing as directors and members of all committees of the Board of Directors of CAI in writing effective immediately after the Closing, and CAI shall have caused persons selected by a majority in interest of the Shareholders to be appointed as the sole directors of CAI. All officers of CAI shall have resigned as officers of CAI at or prior to the Closing, in writing effective immediately after the Closing.

9. CONDITIONS PRECEDENT TO OBLIGATION OF CAI. CAI’s obligation to consummate this exchange shall be subject to fulfillment on or before the Closing of each of the following conditions, unless waived in writing by CAI:

9.1. FTI’S AND SHAREHOLDER’S REPRESENTATIONS AND WARRANTIES. The representations and warranties of FTI and the Shareholders set forth herein shall be true and correct in all material respects at the Closing as though made at and as of that date, except as affected by transactions contemplated hereby.

9.2. FTI AND SHAREHOLDER’S COVENANTS. FTI and the Shareholders shall have performed in all material respects all covenants required by this Agreement to be performed by them on or before the Closing.

10. TERMINATION. This Agreement may be terminated by (1) consent in writing from all of FTI, a majority in interest of the Shareholders, and CAI ; (2) either a majority in interest of the Shareholders or CAI if there has been material misrepresentation or material breach of any warranty or covenant by any other party; or (3) either a majority in interest of the Shareholders or CAI if the Closing shall not have taken place within 20 days following execution of this Agreement, unless adjourned to a later date by mutual consent of such parties in writing.

11. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of the parties set out herein shall survive the Closing.

CUSIP NO. 36113T104	13D	Page 15 of 19 Pages

12. GENERAL PROVISIONS

12.1 FURTHER ASSURANCES. From time to time, each party will execute such additional instruments and take such actions as may be reasonably required to carry out the intent and purposes of this agreement.

12.2 WAIVER. Any failure on the part of either party hereto to comply with any of its obligation, agreements, or conditions hereunder may be waived only in writing by the party to whom such compliance is owed.

12.3 BROKERS. Each party agrees to indemnify and hold harmless the other party against any fee, loss, or expense arising out of claims by brokers or finders employed or alleged to have been employed by the indemnifying party.

12.4 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been given if delivered in person or sent by prepaid first-class certified mail, return receipt requested or recognized commercial courier service as follows:

If to FTI and the Shareholders, to:

Futronix, Inc.

1760 S. Dimensions Terrace

Homosassa, FL 34448

With a copy to Donald J. Harrell, Esq., Burgess, Harrell, Mancuso, Olson &

Colton, P.A., 1776 Ringling Blvd., Sarasota, FL 34236.

If to CAI and CAI Shareholder:

FourthCai, Inc

10245 E. Via Linda, Suite 220

Scottsdale, Arizona 85258

With a copy to Mark E. Rinehart, Esq., Wingo & Rinehart, 150 N. Main Street,

Suite 202, Bountiful, UT 84010.

12.5. GOVERNING LAW. This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Arizona.

12.6. ASSIGNMENT. This agreement shall inure to the benefit of, and be binding upon, the parties hereto and their successors and assigns; provided, however, that any assignment or delegation by a party of its rights or duties under this Agreement without the written consent of each other party shall be void.

12.7. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same

CUSIP NO. 36113T104	13D	Page 16 of 19 Pages

instrument. Signatures sent by facsimile transmission shall be deemed to be evidence of the original execution thereof.

12.8. CLOSING DATE. The Closing shall take place upon the fulfillment by each party of all the conditions of Closing required herein, but not later than 20 days following execution of this agreement unless extended by written consent of a majority in interest of the Shareholders and CAI.

12.9. REVIEW OF THE AGREEMENT. Each party acknowledges that it has had time to review this agreement and, as desired, consult with counsel. In the interpretation of this agreement, no adverse presumption shall be made against any party on the basis that it has prepared, or participated in the preparation of, this agreement.

12.10. SCHEDULES. Each party shall acknowledge and date all schedules attached hereto, if any, by signature or initials thereon.

12.11. EFFECTIVE DATE. The effective date of this agreement shall be upon its execution by the last signing party.

12.12. MODIFICATIONS. This instrument may be modified only by a writing signed by all parties.

IN WITNESS WHEREOF, the parties have executed this agreement this 20 day of March 2002.

Futronix, Inc.

By:	/s/ Nevin C. Jenkins
Nevin C. Jenkins, President & Director

FourthCai, Inc.

By:	/s/ Edmond L. Lonergan
Edmond L. Lonergan, President & Director

Corporate Architects, Inc.

By:	/s/ Edmond L. Lonergan
Edmond L. Lonergan, President & Director

CUSIP NO. 36113T104	13D	Page 17 of 19 Pages

/s/ Nevin C. Jenkins Nevin C. Jenkins, Individually	March 20, 2002

/s/ Rande W. Newberry Rande W. Newberry, Individually	March 20, 2002

/s/ Tom Smith Tom Smith, Individually	March 20, 2002

/s/ John Medico John Medico, Individually	March 20, 2002

/s/ Bob Fountain Bob Fountain, Individually	March 20, 2002

/s/ Mark Nichols Mark Nichols, Individually	March 20, 2002

/s/ Tommy Ewing Tommy Ewing, Individually	March 20, 2002

/s/ Jackie Ewing Jackie Ewing, Individually	March 20, 2002

/s/ Kathy McCallops Kathy McCallops, Individually	March 20, 2002

/s/ Katrina Hanby Katrina Hanby, Individually	March 20, 2002

/s/ Lisa Nichols Lisa Nichols, Individually	March 20, 2002

CUSIP NO. 36113T104	13D	Page 18 of 19 Pages

/s/ Tom Post	March 20, 2002
Tom Post, Individually

EXHIBIT A

Shareholder	Current Shares	Exchanged Shares

Nevin C. Jenkins	369,200	3,341,750

Rande W. Newberry	369,200	3,341,750

Tom Smith	100,000	1,000,000

John Medico	100,000	1,000,000

Bob Fountain	16,700	167,000

Mark Nichols	7,900	79,000

Tommy Ewing	7,900	79,000

Jackie Ewing	7,900	79,000

Kathy McCallops	5,500	55,000

Shareholder	Current Shares	Exchanged Shares

Katrina Hanby	5,500	55,000

Lisa Nichols	5,100	51,000

Tom Post	5,100	51,000

Total:	1,000,000 shares	9,299,500 shares

CUSIP NO. 36113T104	13D	Page 19 of 19 Pages

EXHIBIT B1

Shareholder	Current Shares	Pre-Exchange Shares

Corporate Architects, Inc.	5,000,000	694,444

Kenneth R. Lew	30,000	4,167

Carl P. Ranno	10,000	1,389

	5,040,000	700,000